EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Six months ended June 30,		Year Ended December 31
	2018	2017	2017	2016	2015	2014	2013
Income from continuing operations	$1,556	$624	$1,311	$(1,002)	$(8,146)	$(130)	$4,932

Add/(Subtract):
Net income attributable to noncontrolling interest	—	—	—	—	—	(14)	—
Adjusted income from equity investments (a)	(7)	(126)	(60)	43	21	64	52
	1,549	498	1,251	(959)	(8,125)	(80)	4,984

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	207	31	(776)	(1,281)	(2,070)	(280)	1,353
Interest and debt expense	194	167	345	292	147	77	132
Portion of lease rentals representative of the interest factor	66	62	93	79	63	52	60
	467	260	(338)	(910)	(1,860)	(151)	1,545
Earnings before fixed charges	$2,016	$758	$913	$(1,869)	$(9,985)	$(231)	$6,529

Fixed charges:
Interest and debt expense including capitalized interest	$215	$195	$397	$356	$285	$257	$269
Portion of lease rentals representative of the interest factor	66	62	93	79	63	52	60
Total fixed charges	$281	$257	$490	$435	$348	$309	$329

Ratio of earnings to fixed charges	7.17	2.95	1.86	(4.30)	(28.69)	(0.75)	19.83
Insufficient coverage	—	—	—	(2,304)	(10,333)	(540)	—

Note: Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.
(a)	Represents adjustments to arrive at distributed income from equity investees.